

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 23, 2022

Brian O'Callaghan
Chief Executive Officer and Director
ObsEva SA
Chemin des Aulx, 12
1228 Plan-les-Ouates
Geneva, Switzerland

   Re: ObsEva SA
    Registration Statement on Form F-3
    Filed February 17, 2022
    File No. 333-262820

Dear Mr. O'Callaghan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Michael Davis at 202-551-4385 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Ryan Sansom, Esq.